Exhibit 99.1

Genmab Announces Net Sales of DARZALEX® (daratumumab) for the Third Quarter of 2021

Company Announcement

●	Net sales of DARZALEX® in the third quarter of 2021 totaled USD 1,580 million
●	Genmab receives royalties on worldwide net sales from Janssen Biotech, Inc.

Copenhagen, Denmark; October 19, 2021 – Genmab A/S (Nasdaq: GMAB) announced today that worldwide net trade sales of DARZALEX® (daratumumab), including sales of the subcutaneous (SC) formulation (daratumumab and hyaluronidase-fihj, sold under the tradename DARZALEX FASPRO® in the U.S.), as reported by Johnson & Johnson were USD 1,580 million in the third quarter of 2021. Net trade sales were USD 841 million in the U.S. and USD 739 million in the rest of the world. Genmab receives royalties on the worldwide net sales of DARZALEX, both the intravenous and SC formulations, under the exclusive worldwide license to Janssen Biotech, Inc. (Janssen) to develop, manufacture and commercialize daratumumab. As previously announced, Janssen is reducing its royalty payments to Genmab by what it claims to be Genmab’s share of Janssen’s royalty payments to Halozyme, cf. company announcement No. 39 of September 22, 2020.

About DARZALEX® (daratumumab)

DARZALEX® (daratumumab) is the first monoclonal antibody (mAb) to receive U.S. Food and Drug Administration approval to treat multiple myeloma and has become a backbone therapy in the treatment of this disease. Daratumumab is being developed by Janssen Biotech, Inc. under an exclusive worldwide license to develop, manufacture and commercialize daratumumab from Genmab. The subcutaneous formulation of daratumumab (daratumumab and hyaluronidase-fihj) is the first subcutaneous CD38 antibody approved for the treatment of multiple myeloma and the first and only approved treatment for patients with light-chain (AL) amyloidosis. Daratumumab is a human IgG1k monoclonal antibody (mAb) that binds with high affinity to the CD38 molecule, which is highly expressed on the surface of multiple myeloma cells. Daratumumab triggers a person’s own immune system to attack the cancer cells, resulting in rapid tumor cell death through multiple immune-mediated mechanisms of action and through immunomodulatory effects, in addition to direct tumor cell death, via apoptosis (programmed cell death). 1,2,3,4,5,6,7

Please see local country prescribing information for all labeled indication and safety information.

About Genmab

Genmab is an international biotechnology company with a core purpose to improve the lives of people with cancer. For more than 20 years, Genmab’s vision to transform cancer treatment has driven its passionate, innovative and collaborative teams to invent next-generation antibody technology platforms and leverage translational research and data sciences, fueling multiple differentiated cancer treatments that make an impact on people’s lives. To develop and deliver novel therapies to patients, Genmab has formed 20+ strategic partnerships with biotechnology and pharmaceutical companies. Genmab’s proprietary pipeline includes bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates.

Genmab is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com and follow us on Twitter.com/Genmab.

Contact:
Marisol Peron, Senior Vice President, Global Investor Relations & Communications

T: +1 609 524 0065; E: mmp@genmab.com

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 65
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 1/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Genmab Announces Net Sales of DARZALEX® (daratumumab) for the Third Quarter of 2021

For Investor Relations:

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®; HexElect®; and UniBody®. DARZALEX® and DARZALEX FASPRO® are trademarks of Johnson & Johnson.

1 DARZALEX Prescribing information, available at https://www.accessdata.fda.gov/scripts/cder/daf/index.cfm?event=overview.process&ApplNo=761036 Last accessed July 2021

2 DARZALEX Summary of Product Characteristics, available at https://www.ema.europa.eu/en/medicines/human/EPAR/darzalex Last accessed June 2021

3 DARZALEX FASPRO Prescribing information, available at: https://www.accessdata.fda.gov/scripts/cder/daf/index.cfm?event=overview.process&ApplNo=761145 Last accessed June 2021

4 De Weers, M et al. Daratumumab, a Novel Therapeutic Human CD38 Monoclonal Antibody, Induces Killing of Multiple Myeloma and Other Hematological Tumors. The Journal of Immunology. 2011; 186: 1840-1848.

5Overdijk, MB, et al. Antibody-mediated phagocytosis contributes to the anti-tumor activity of the therapeutic antibody daratumumab in lymphoma and multiple myeloma. MAbs. 2015; 7: 311-21.

6 Krejcik, MD et al. Daratumumab Depletes CD38+ Immune-regulatory Cells, Promotes T-cell Expansion, and Skews T-cell Repertoire in Multiple Myeloma. Blood. 2016; 128: 384-94.

7 Jansen, JH  et al. Daratumumab, a human CD38 antibody induces apoptosis of myeloma tumor cells via Fc receptor-mediated crosslinking. Blood. 2012; 120(21): abstract 2974

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 65
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 2/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122